Exhibit 99.77

DeFi Technologies Subsidiary Valour Inc. Provides Monthly Corporate Update: Set Record High C$530.9 Million in Assets Under Management

●	Record High in AUM: Valour Inc., a subsidiary of DeFi Technologies (“Valour”), reached a new record in Assets Under Management (“AUM”), totaling C$530.9 Million on January 2, 2024, reflecting significant growth in the value of assets underpinning Valour’s exchange traded products (“ETPs”) and an increase in investor demand.

●	Strong December 2023 Market Performance and Impressive Sales Achievement: Valour achieved a robust performance in December with a daily average turnover of C$8.1 million. Additionally, Valour ended the month with C$507.2 million in AUM, representing a gain of 217% for the year, and achieved an all-time net sales of C$521.9 million. These figures highlight Valour’s notable presence in the digital assets market and its commitment to offering innovative financial products that align with emerging investment trends.

Toronto, Canada, January 8, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, set a record high in assets under management (“AUM”) of C$530.9 Million on January 2, 2024.

This recent uptick in AUM is driven by an increase in the value of the assets underpinning Valour’s ETP offerings, coupled with an increase in demand for Valour’s ETPs, which the Company believes is due to the growing investor interest and confidence in digital assets as viable investment options. With an impressive average daily turnover of C$8.2 million in January and all-time net sales reaching C$521.9 million, Valour’s substantial year-end AUM of C$507.2 million – an increase of 217% on the year – reflects its commitment to offering innovative financial products. These products resonate with evolving investment trends and the evolving landscape of digital assets.

“We’re pleased that Valour has achieved a remarkable milestone, setting a new record in Assets Under Management by reaching C$530.9 Million and ending the year with C$507.2 million, marking a 217% gain.,” said DeFi Technologies CEO, Olivier Roussy Newton. “This accomplishment is not just a testament to our innovative approach to offering digital assets but also a clear indicator of the interest and confidence in these assets as legitimate investment avenues. A strong close to 2023, with December delivering our highest turnover for the year and an influx in net sales further bolsters our optimism. We are committed to continuing our trajectory of offering additional products in addition to our current suite of cutting-edge financial products that align with the rapidly evolving digital asset landscape and the modern investor’s needs.”

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; listing of future ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies
ir@defi.tech